FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Translation of Immediate Report Filed with the Israeli Securities Authority on August 30, 2010

Elron Electronic Industries Ltd. ("the Company") (TASE: ELRN) hereby announces that, further to the Immediate Report issued by the Company on March 18, 2010, in which, among other things, it reported the approval of a bonus to the Company's CEO, Mr. Ari Bronshtein ("the CEO") for the year 2009 in the amount of NIS 492 thousand (currently approximately $ 130 thousand),  since the CEO also serves as an Officer (Vice President) of Discount Investment Corporation Ltd. ("DIC"), the controlling shareholder of the Company, DIC decided to bear the full payment of the amount of the bonus to the CEO as aforementioned.

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: August 30, 2010